

Mail Stop 3561

May 11, 2017

Cathy R. Smith
Chief Financial Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

> **Re: Target Corporation**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Filed March 8, 2017**
> **File No. 1-06049**

Dear Ms. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 28, 2017

Consolidated Statements of Operations, page 32

1. Please tell us your basis for presenting gross margin on the face of the statement of operations. In this regard, we note you exclude depreciation and amortization from gross margin. To avoid placing undue emphasis on cash flow, depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. Refer to ASC 225-10-S99-8. See also Item 302(a) of Regulation S-K.

Note 23. Income Taxes, page 47

2. Please advise us of the nature of your ongoing operations and countries from which you have generated accumulated net earnings of $993 million that is considered indefinitely

invested outside of the U.S. Reference is made to ASC 740-30-25. Also, please tell us the amount and your consideration of disclosing in Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations the cash and short-term investments held outside the U.S. for which there would be tax implications if repatriated to the U.S.

3. Please tell us your consideration of providing entity-wide disclosures pursuant to ASC 280 of revenues and long-lived assets attributable to all countries outside of the U.S. as well as your accounting policy for allocating revenues from customers. See ASC 280-10-55-22.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ Jim Allegretto for

William H. Thompson
Accounting Branch Chief
Office of Consumer Products